Mail Stop 4561

February 6, 2007

Ms. Stephanie G. Dimarco
Chief Executive Officer and President
Advent Software, Inc.
301 Brannan Street
San Francisco, California 94107

> **Re: Advent Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2006**
> **File No. 000-26994**

Dear Ms. Dimarco:

We have reviewed the above-referenced filings and your response letter dated January 12, 2007 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 70

1. We note your response to prior comment number 1 with respect to your revenue recognition policy for Geneva products sold under an Assets Under Administration

("AUA") model. Please address the following additional comments with respect to your response:

- Your response indicates that you consider the forecasted AUA fees to be the contractual amount for the first year of your AUA arrangements and you recognize such fees ratably as revenue each quarter over the first year. Please clarify how you have determined that the forecasted fees provide a reliable estimate of the actual fees earned on a quarterly basis. Tell us how accurate the forecasted fees have been in the past as compared to actual fees earned (based on the first AUA report). Clarify how you have determined that these fees are fixed and determinable on a quarterly basis and recognizing these fees ratably each quarter accurately reflects the amount earned on a quarterly basis.

- Your response also indicates that for all contract years subsequent to the first contract year, you deem the entire arrangement fee due and payable upon receipt of the customer's AUA report. Please clarify why you defer revenue for the minimum AUA value until receipt of the AUA report. Please explain why you are not able to reliably estimate the amount of revenue earned from these minimum fees in a particular period. Explain whether there are any contractual provisions that you must satisfy in order to earn these minimum fees.

- Your response indicates that for your annual AUA arrangements, you do not receive any AUA fee information until after the annual period has concluded. Please clarify why you are not able to receive the AUA reports or any information that would provide reliable estimates of AUA fees earned throughout the year (e.g. on a monthly or quarterly basis).

- Your response states that your quarterly fee for each measurement period is due and payable upon receipt of the report. Explain the typical lag time between the quarter-end and receipt of the AUA report.

2.   We note your response to prior comment number 2 with respect to your policy for classifying incremental revenues generated from AUA perpetual license arrangements for financial statement presentation purposes. Your response indicates that you apply the residual method to allocate the incremental AUA fees to license revenue in your perpetual arrangements. Explain how your policy appropriate applies the GAAP concept of the residual method based on the guidance of paragraph 6.b of SOP 98-9 (and/or paragraph 12 of EITF 00-21). In addition, clarify why your policy for allocating and classifying incremental AUA fees is different for perpetual and term license arrangements. Clarify why you do not apply the 55%-45% economic value split for the incremental fees in your perpetual license arrangements. Explain whether there is a difference in the nature of the incremental fees in your perpetual and term license

arrangements. Clarify why you believe that your policy is a systematic and rational basis to allocate incremental fees.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief